Exhibit 99.122

NexTech AR and Poplar Partner To Bring AR

To Major Brands

Partnership will bring WebAR technology and AR campaign creation platform to global brand advertisers

New York, NY - Toronto, ON London, UK–February 10th, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the industry leader in augmented reality, is pleased to announce a new partnership with Poplar (www.poplar.studio) that will allow Poplar to leverage NexTech AR’s cutting-edge WebAR technology, and NexTech AR to make use of Poplar’s brand new AR campaign creation platform.

“We are thrilled to become partners with NexTech AR, whose web-based 3D visualization tool will empower our global AR creator community and brand clients to produce app-less 3D and AR campaigns at scale, through the mobile browser.” said David Ripert, CEO and Co-Founder of Poplar ex-Head of YouTube Spaces, EMEA, at Google. “There is no question that AR is the future of retail, with 75% of people saying they expect retailers to offer an AR experience. In fact, AR try-on experiences using 3D models provide a 11 times higher likelihood for customers to make a purchase. This is why we are so excited to be working with NexTech AR to bring this 3D visualization technology to all our customers.”

Evan Gappelberg CEO of Nextech comments “David has built Poplar into a leading AR company that has successfully launched a self-serve AR platform, created a community of developers and major brands activations. He continues “we are super excited to partner as it gives us the opportunity to get in front of and leverage the major brands that use Poplars platform today”.

Poplar is the leading augmented reality creative platform that provides AR campaigns on-demand to top brands worldwide. Launched in September 2018, Poplar has already enabled the creation of over 100 AR marketing and advertising campaigns for music labels Universal Music, Sony Music, Warner Music, game publishers King, Wargaming, entertainment studios Warner Bros, Disney, Fox, NBCU, Viacom, the BBC, beauty & luxury brands L’Oréal, YSL, Puig Paco Rabanne and consumer goods/F&B Nestlé, eBay, Speedo, Oppo, RB, Bayer, Bacardi Jack Daniels, Pernod Ricard Absolut, Red Bull, among others.

NexTech AR provides 3D web-based augmented reality to empower brands to create exciting and compelling shopping experiences that drive customer interaction and enhance conversion rates and sales. Their AR solutions are viewer-ready and can be experienced in any regular browser without having to download any special software or apps. NexTech AR’s Ecommerce solution is helping brands sell more by better promoting their products through 3D/AR ads and increasing customer interaction and add-to-cart rates with 3D WebAR versions of their products.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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